Exhibit

Exhibit Description

99.1	Announcement on 2013/06/13: UMC joins IBM chip alliance for 10nm process development

Exhibit 99.1

UMC joins IBM chip alliance for 10nm process development
Companies to collaborate on advanced technology

1.Date of occurrence of the event:2013/06/13
2.Counterparty to the contract or commitment:IBM
3.Relationship to the Company:None
4.Starting and ending dates (or rescission date) of the contract or commitment:2013/06/13
5.Major content (not applicable where rescinded):Please refer to item 9.
6.Restrictive covenants (not applicable where rescinded):

In accordance with the agreement.

7.Effect on company finances and business (not applicable where rescinded):

Improving company finances and business.

8.Concrete purpose/objective (not applicable where rescinded):

UMC joins IBM chip alliance for 10nm process development

9.Any other matters that need to be specified:
UMC joins IBM chip alliance for 10nm process development
Companies to collaborate on advanced technology
Armonk New York and Hsinchu, Taiwan, June 13, 2013 — IBM (NYSE: IBM) and United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”), a leading global semiconductor foundry, today announced that UMC will join the IBM Technology Development Alliances as a participant in the group’s development of 10nm CMOS process technology.

¡§Established over a decade ago, the IBM alliance allows the partners to leverage our combined expertise and collaborative research and innovative technology development to address the demanding needs for advanced semiconductor applications,” said Gary Patton, VP, IBM Semiconductor Research & Development. “UMC is a strong addition to the alliance.”

Po Wen Yen, CEO at UMC, added, “IBM is a recognized leader in fundamental semiconductor technology. We are extremely pleased to work jointly with IBM on advanced fundamentals, and to contribute our many years of experience in developing highly competitive manufacturing technology. Our role as one of the world’s top foundries requires us to introduce leading-edge processes in a timely manner to enable next generation customer chip designs. We look forward to collaborating closely with IBM, leveraging their deep technology expertise to shorten our 10nm and FinFET R&D cycles and create a win-win situation for UMC and our customers.”

The agreements between UMC and IBM expand upon their 2012 agreements concerning prior nodes, including 14nm FinFET. With IBM’s support and know-how from this collaboration, UMC will continue to improve its internally developed 14nm FinFET to offer industry competitive low-power technology enhancements for mobile computing and communication products. The parties plan to develop baseline 10nm process technology to meet the needs of UMC customers. UMC will send an engineering team to join the 10nm development work that will take place in in Albany, New York, while UMC’s 14nm FinFET and 10nm implementation will take place at UMC’s Tainan, Taiwan R&D site.